FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2003.

Total number of pages: 7.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number

1. [(English Translation) Report on Corporate Stock Repurchase]	4

2. [Notice of Stock Repurchase from the Market]	7

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:	July 7, 2003

3

(English Translation)

Report on Corporate Stock Repurchase

(report pursuant to Article 24-6, paragraph 1 of Securities and Exchange Law)

Director General of Kanto Finance Bureau

July 3, 2003

Nomura Holdings, Inc.

President & CEO     Nobuyuki Koga

Address of Principal Office: 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, JAPAN

TEL: 81-3-5255-1000

Contact Person:  Nomura Holdings, Inc.

General Manager of General Affairs Dept.     Katsuo Tsunematsu

Address of Nearest Contact: Same as the above

TEL: Same as the above

Contact Person: Same as the above

Locations where Copies of Report of Corporate Stock Repurchase are Available for Public Inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo
Osaka Securities Exchange Co., Ltd.	1-6-10, Kitahama, Chuo-ku, Osaka
Nagoya Stock Exchange Co., Ltd.	3-3-17, Sakae, Naka-ku, Nagoya
Osaka Branch of Nomura Securities Co., Ltd.	2-5-4, Kitahama, Chuo-ku, Osaka
Nagoya Branch of Nomura Securities Co., Ltd.	2-19-22, Nishiki, Naka-ku, Nagoya
Yokohama Branch of Nomura Securities Co., Ltd.	4-52, Onoecho, Naka-ku, Yokohama
Kobe Branch of Nomura Securities Co., Ltd.	1-5-32, Sannomiyacho, Chuo-ku, Kobe
Chiba Branch of Nomura Securities Co., Ltd.	1-14-13, Fujimi, Chuo-ku, Chiba

(Note) Although the Securities and Exchange Law does not require us to keep the report for public inspection at Osaka, Nagoya, Yokohama, Kobe and Chiba Branches of Nomura Securities Co., Ltd., we will do so for investors’ convenience.

(English Translation)

Class of Shares                                 Common Stock

1.  State of Corporate Stock Repurchase

(1) State of Repurchase in accordance with the Resolution at Annual General Meeting of Shareholders (“AGM”)

<Repurchase in accordance with the resolutions at AGM held on June 26, 2002>

as of June 30, 2003

Section	Number of Shares	Total Value of Shares	Remarks
Resolution at AGM(Resolution on June 26, 2002)	100,000,000 shares	250,000,000,000 yen	(Note	)

Stock repurchase during this reporting month (Date of Stock Repurchase)	—	—

Aggregate number of shares repurchased as of the end of this reporting month	25,059,000 shares	32,913,934,000 yen

Progress with stock repurchase	25.1%	13.2%

(Note) The ratio of (i) the total number of shares for authorized for repurchase at the annual general meeting of shareholders pursuant to Article 210, paragraph 1 under the Commercial Code divided by (ii) the total number of outstanding shares as of the date of closing of the annual general meeting of shareholders is 5.1%.

<Repurchase in accordance with the resolutions at AGM held on June 26, 2003>

as of June 30, 2003

Section	Number of Shares	Total Value of Shares	Remarks
Resolution at AGM(Resolution on June 26, 2003)	100,000,000 shares	150,000,000,000 yen	(Note	)

Stock repurchase during this reporting month (Date of Stock Repurchase)	—	—

Aggregate number of shares repurchased as of the end of this reporting month	—	—

Progress with stock repurchase	—	—

(Note) The ratio of (i) the total number of shares for authorized for repurchase at the annual general meeting of shareholders pursuant to Article 210, paragraph 1 under the Commercial Code divided by (ii) the total number of outstanding shares as of the date of closing of the annual general meeting of shareholders is 5.1%.

(English Translation)

    (2)  Repurchase from Subsidiaries

Not applicable.

    (3)  Repurchase for Retirement of Shares by Valuation Allowance

Not applicable.

2.  Disposition of Shares Repurchased

Not applicable.

3.  State of Possession of Shares Repurchased

as of June 30, 2003

Section	Number of Shares	Remarks
Total number of outstanding shares	1,965,919,860 shares

Number of shares repurchased and currently possessed	25,059,000 shares

Number of shares repurchased and currently possessed for retirement of shares by valuation allowance	—

(End)

July 7, 2003

Notice of Stock Repurchase from the Market

Nomura Holdings, Inc. (NHI) reports on the results of the corporate stock repurchase during the first quarter of the fiscal year ended March 31, 2004, pursuant to Section 204.33 of the NYSE Listed Company Manual. The details are as follows:

1. Type of shares:	NHI common stock
2. Purchase period:	April 1, 2003 through June 30, 2003
3. Number of shares repurchased:	3,123,000 shares
4. Aggregate purchase amount:	JPY 3,624,217,000
5. Method of repurchase:	Purchase at Tokyo Stock Exchange
5. Aggregate disposal amount:	None

Reference:

1) Details of the stock repurchase program authorized at the 98th Annual General Meeting of Shareholders held on June 26, 2002

1. Type of shares:	NHI common stock
2. Total number of shares authorized for repurchase:	Up to 100,000,000 shares
3. Total value of shares authorized for repurchase:	Up to ¥250 billion

2) Details of the stock repurchase program authorized at the 99th Annual General Meeting of Shareholders held on June 26, 2003

1. Type of shares:	NHI common stock
2. Total number of shares authorized for repurchase:	Up to 100,000,000 shares
3. Total value of shares authorized for repurchase:	Up to ¥150 billion